

June 30, 2010

E. G. Marchi
President
Bio-Clean, Inc.
5412 Bolsa Avenue, Suite D
Huntington Beach, CA 92649

      Re: Bio-Clean, Inc.
              Item 4.01 Form 8-K
              Filed April 20, 2010
              File No. 333-149857

Dear Mr. Marchi:

      We have completed our review of your filing and do not have any further comments at this time.

              Sincerely,

              William H. Thompson
              Accounting Branch Chief